                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                               PracticeWorks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    739419109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule
is filed:   [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

                             Gregory R. Samuel, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                                Dallas, TX 75202
                                 (214) 651-5000



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                                  SCHEDULE 13G


CUSIP No. - 739419109                                          Page 2 of 6 Pages
---------------------                                          -----------------

----------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Barry M. Kitt
----------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                     (b) [X]

----------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OR ORGANIZATION

                       U.S.A.
----------------------------------------------------------------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                                      723,283
           NUMBER OF             -------------------------------------------------------------------------------------------
             SHARES                   6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH               -------------------------------------------------------------------------------------------
           REPORTING                  7      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    723,283
                                 -------------------------------------------------------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                                      0
----------------------------------------------------------------------------------------------------------------------------
               9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          723,283
----------------------------------------------------------------------------------------------------------------------------
               10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]


----------------------------------------------------------------------------------------------------------------------------
               11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                          6.65%
----------------------------------------------------------------------------------------------------------------------------
               12                TYPE OF REPORTING PERSON

                                          IN
----------------------------------------------------------------------------------------------------------------------------


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                                                               Page 3 of 6 Pages
                                                               -----------------

Item 1(a)   Name of Issuer:

            PracticeWorks, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            Suite 200
            1765 The Exchange
            Atlanta, GA 30339

Item 2(a)   Names of Persons Filing:

            Barry M. Kitt

Item 2(b)   Addresses of Principal Business Offices:

            The Pinnacle Fund, L.P.
            Suite 240
            4965 Preston Park Blvd.
            Plano, TX 75093

Item 2(c)   Citizenship:

            U.S.A.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number:

            739419109


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                                                               Page 4 of 6 Pages
                                                               -----------------

Item 3 Status of Persons Filing:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)
                 (1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4   Ownership:

         (a) This statement is filed on behalf of Barry M. Kitt. Mr. Kitt is the direct beneficial owner of 11,111 shares of PracticeWorks, Inc. Mr. Kitt is the general partner of The Pinnacle Fund, L.P., a Texas limited partnership, which is the beneficial owner of 709,172 shares of PracticeWorks, Inc. Each of Mr. Kitt's three minor children is the beneficial owner of 1,000 shares of PracticeWorks, Inc. Therefore, Mr. Kitt may be deemed to be the beneficial owner of 723,283 shares of common stock of PracticeWorks, Inc. Mr. Kitt disclaims beneficial ownership of all shares held by The Pinnacle Fund, L.P. and all shares held by his minor children.

         (b)      Percent of Class: 6.65%.

         (c)      Number of shares as to which each person has:

                  (i)      sole power to vote or to direct the vote: 723,283

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of: 723,283

                  (iv) shared power to dispose or to direct the disposition of: 0

                                                               Page 5 of 6 Pages
                                                               -----------------

Item 5    Ownership of 5% or Less of a Class:

          Not applicable.

Item 6    Ownership of More than 5% on Behalf of Another Person:

          Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control
          Person: The Pinnacle Fund, L.P., a Texas limited partnership

Item 8    Identification and Classification of Members of the Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable    .

Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                               Page 6 of 6 Pages
                                                               -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

                                             BARRY M. KITT

                                              /s/ BARRY M. KITT
                                             ----------------------------------
                                             Barry M. Kitt